January 22, 2009
VIA EDGAR AND OVERNIGHT COURIER
Mr. Kevin Woody
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549

Re:	Lodgian, Inc.
Form 10-K for Fiscal Year Ended
December 31, 2007
Filed March 12, 2008
Definitive Proxy Statement
Filed March 12, 2008
File No. 001-14537
Dear Mr. Woody:
     This letter sets forth the responses of Lodgian, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with regard to the Form 10-K for the fiscal year ended December 31, 2007 and Definitive Proxy Statement filed March 12, 2008. The Staff’s comments were provided to the Company in a letter dated December 8, 2008. For the convenience of the Staff, the text of the comments is reproduced in its entirety followed by our responses.
Form 10-K for the fiscal year ended December 31, 2007
SEC Filings and Financial Information, page 14

Comment 1:	In future filings, in the second paragraph, please revise the SEC address to 100 F Street, N.E., Washington, DC 20549.

Response 1:	We will provide the address listed above in our future filings.

Mr. Kevin Woody
Branch Chief
Securities and Exchange Commission
January 22, 2009

Management’s Discussion and Analysis
Income Statement Overview, page 32

Comment 2:	Please explain to us in greater detail how you calculate RevPAR Index.

Response 2:	We calculate “RevPAR,” or revenue per available room, by dividing our total room revenue for a particular period by the total available room nights over the same period. To obtain available room nights for a period, we multiply the number of rooms in our portfolio by the number of days the hotel was open during the period. Our calculation of total room revenue and the number of available rooms is adjusted, as appropriate, for the opening and closing of hotels in our portfolio. Our RevPAR can also be calculated by multiplying our occupancy for a particular period by our average daily rate over the same period.

We calculate “RevPAR Index” by dividing the Company’s RevPAR for a particular period by the market’s RevPAR over the same period. To derive the market’s RevPAR, we identify the hotels that the Company considers to be competing hotels for each market in which the Company operates. The group of hotels in each market is known as the competitive set. We then obtain RevPAR for each competitive set from Smith Travel Research, a leading provider of lodging industry data.

We believe that RevPAR Index is a meaningful indicator of our performance because it measures our hotels in relation to our competitors. We use RevPAR Index to determine if our hotels are increasing market share, which is one of our key business objectives.

We will revise our disclosure of RevPAR and RevPAR Index to conform to the above description in our future filings.
Franchise Agreements and Capital Expenditures, page 53

Comment 3:	Disclosure in note 13 to your financial statements indicates that you plan to spend $40 to $46 million on hotel improvements in 2008. Please tell us what consideration you have given to including a discussion of your renovation and improvement plans in your Liquidity section, along with a description of the sources of financing you plan to commit to these capital expenditures.

Response 3:	In our future filings, we will provide disclosure concerning our renovation and improvement plans in the Liquidity section along with a description of the sources of financing we plan to commit to these capital expenditures.

Mr. Kevin Woody
Branch Chief
Securities and Exchange Commission
January 22, 2009

Financial Statements
Notes to the Consolidated Financial Statements
1. Summary of Significant Accounting Policies
Property and Equipment, page F-8

Comment 4:	We note management’s use of independent third parties in estimating fair value of your properties. Please tell us the nature and extent of the third parties’ involvement in management’s decision making process with respect to estimating fair value.

Response 4:	Management periodically evaluates the Company’s property and equipment to determine whether events or changes in circumstances indicate that a possible impairment in the carrying value of an asset has occurred. Management’s estimate of the fair value of an asset in question is generally based on a number of factors, including letters of intent or other indications of value from prospective buyers, or, in the absence of such, the opinions of third-party brokers or appraisers. While management may consider one or more opinions or appraisals in arriving at an asset’s estimated fair value, the Company’s estimate is ultimately based on management’s determination and the Company remains responsible for the impact of the estimate on our financial statements.

We will revise our impairment disclosure, as appropriate, to conform to the above description in our future filings.
Exhibits 31.1 and 31.2

Comment 5:	We note your certifications do not comply with the content of the certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a). Specifically, we note you have replaced the word “report” with “annual report” in paragraphs 2, 3, and 4. Additionally, we note that you have included “(the “Registrant”)” at the end of paragraph 1 and have replaced the word “registrant” with “Registrant” in paragraphs 3, 4, and 5. Please revise your certifications in future filings to comply with the Exchange Act Rules.

Response 5:	In our future filings, we will revise the certifications in Exhibits 31.1 and 31.2 to comply with the Exchange Act Rules.

Mr. Kevin Woody
Branch Chief
Securities and Exchange Commission
January 22, 2009

Definitive Proxy Statement filed March 12, 2008
Executive Compensation
Compensation Discussion and Analysis, page 14

Comment 6:	You state that you determine salary and incentive levels in part by looking at comparative industry data. Please identify the peer group companies used in making your compensation decisions. Since you appear to benchmark compensation, you are required to identify the companies that comprise the benchmark group. See Item 402(b)(2)(xiv) of Regulation S-K. This disclosure should also include a discussion of where actual payments fall within targeted parameters. To the extent actual compensation awarded to each officer was outside a targeted percentile range, include an explanation of the reasons for this. Provide this disclosure in future filings and tell us how you plan to comply.

Response 6:	As disclosed in the compensation discussion and analysis, the Compensation Committee reviewed broad-based third-party general survey data provided to it by its consultant, Towers Perrin. Towers Perrin provided the Committee with survey data from two compensation surveys, the Towers Perrin Compensation Databank (CDB) Executive Compensation Regression Survey and the Watson Wyatt Regression Survey 2007/2008. The data provided included both “general industry” and “leisure and hospitality services industry” compensation data. The Compensation Committee did not have any input into the companies that made up the survey as a whole or the industry groups within the survey. In addition, the Committee was not provided with the identities of the companies that were used to comprise the data. Rather, the surveys were independently prepared by Towers Perrin and Watson Wyatt based on information gathered by the compensation consultants themselves. As a result, there is no “peer group” to disclose.

In future filings, we will more clearly describe that the information reviewed by the Compensation Committee is broad-based third-party general survey data and that the Committee did not have any input into the companies used in the survey. We will also disclose the names of the third-party surveys that our Compensation Committee reviews, if any, in determining compensation for the named executive officers. To the extent that the Compensation Committee determines in the future to use a peer group of companies rather than broad-based third-party general survey data, we will disclose the names of the companies that make up such a peer group.

The Compensation Committee used the general survey data to provide a framework or a “market check” of competitive compensation information. In

Mr. Kevin Woody
Branch Chief
Securities and Exchange Commission
January 22, 2009

making compensation decisions for the named executive officers, the Committee did not target any parameters or percentiles for any element of compensation or for compensation as a whole. In future filings, we will more clearly describe that the general survey data is used to provide a framework for compensation decisions, and that the Committee did not target any parameters in determining elements of compensation or compensation as a whole for the named executive officers.

Comment 7:	Please revise your disclosure to provide the specific items of corporate and individual performance that are taken into account in determining the salary, annual bonuses and equity-based compensation awards. For example, please provide the EBITDA and EPS amounts for the last fiscal year. Provide this disclosure in future filings and tell us how you intend to comply or alternatively tell us why you believe that disclosure of these targets is not required. Refer to Item 402(b)(2)(v) and (vii) and Instruction 4 to Item 402(b).

Response 7:	As disclosed in the compensation discussion and analysis, the Compensation Committee considers both corporate and individual performance, as appropriate, in determining the salary, annual bonuses and equity-based compensation awards for the named executive officers.

In 2007, annual bonuses and equity-based compensation awards were eligible to be earned by named executive officers (other than Mr. Rohling) under the Lodgian, Inc. Executive Incentive Plan (the “EIP”) based on achievement of specific corporate performance measures. In our 2006 proxy statement, we asked our shareholders to approve the EIP for the years 2006 through 2008. The EIP was included as an exhibit to the 2006 proxy statement filed with the Commission and disclosed the performance goals for target EBITDA and target stock price for the years 2006, 2007 and 2008. With respect to Mr. Rohling, the performance measures for his incentive compensation, which are identical to those contained in the EIP, were disclosed in his employment agreement which we filed on Form 8-K in April 2007. The target EBITDA under the EIP for 2007 was $79 million, and the target stock price for 2007 was $18.00.

Target EBITDA was subject to adjustment based upon certain factors, including the transfer of a Continuing Operations hotel into Discontinued Operations after decisions were made to sell particular properties. After making the appropriate adjustments, the Compensation Committee determined that the target EBITDA for 2007, as adjusted, was $61.9 million. Under the EIP, participants were entitled to cash bonuses if the Company achieved at least 90% of target EBIDTA, as adjusted.

Mr. Kevin Woody
Branch Chief
Securities and Exchange Commission
January 22, 2009

Additionally, the EIP provided for equity to be awarded in addition to cash bonuses if we achieved at least 100% of target EBITDA, as adjusted, or if the price of our common stock achieved a target stock price of $18.00 during the last 30 business days of the 2007 fiscal year. We did not achieve 90% of the target EBITDA, as adjusted, nor did the Company achieve the stock price threshold. Accordingly, no cash or equity bonuses were payable under the EIP.

Because the performance measures under the EIP had previously been disclosed, and because no cash or equity compensation was earned under the EIP for 2007, we did not believe it was material to investors to include the performance measures in the compensation discussion and analysis.

On April 11, 2008, the Compensation Committee approved the Lodgian, Inc. Amended and Restated Executive Incentive Plan (the “Amended EIP”). We filed a Form 8-K on April 15, 2008 that disclosed the material terms of the Amended EIP and included the Amended EIP as an exhibit. Under the Amended EIP, cash awards are based on achieving corporate overhead and net operating income performance goals. Equity awards are based on achieving corporate overhead and net operating income goals and performance of our stock relative to a designated peer group.

In future filings, we will disclose the target performance measures under the Amended EIP of corporate overhead and net operating income goals and performance of our stock relative to a designated peer group for completed fiscal years, as well as any adjustments made to the target performance measures, in the compensation discussion and analysis.

With respect to salary decisions, the Compensation Committee considers individual performance as well as corporate performance. As described in the compensation discussion and analysis, an executive’s base salary is determined after assessing, among other things, his or her sustained performance, the results of such individual’s efforts on our overall performance, his or her experience and potential for advancement and the level, complexity, breadth and difficulty of his or her duties. In future filings, we will identify the material specific items of individual and/or corporate performance that the Compensation Committee considered in determining to give a base salary increase to a named executive officer. For example, in future filings the compensation discussion and analysis will disclose that in determining to raise the base salary of Mr. MacLennan, the chief financial officer, from $300,000 to $325,000 in January 2008, the Compensation Committee recognized that Mr. MacLennan continued to develop a high quality financial reporting and accounting team and improved the corporate compliance and disclosure certification procedures.

Mr. Kevin Woody
Branch Chief
Securities and Exchange Commission
January 22, 2009

Employment Agreements . . . page 20
Peter T. Cyrus . . . page 23

Comment 8:	We note that the registrant will pay Mr. Cyrus an annual base salary of $750,000. Please explain the reason for the difference in the amount of compensation awarded to Mr. Cyrus as compared to Mr. Rohling. Provide this disclosure in future filings and tell us how you plan to respond.

Response 8:	Mr. Cyrus has been the Interim President and Chief Executive Officer since January 2008. Mr. Rohling was the President and Chief Executive Officer from July 2005 through January 2008. We have not entered into a written employment agreement with Mr. Cyrus. Rather, the board determined that it was appropriate to pay him solely an annual base salary of $750,000 considering the limited time-frame of his service anticipated as a result of his interim status. Mr. Cyrus’s annual base salary comprises his entire compensation package, as he is not entitled to participate in the Amended EIP. The Compensation Committee has not granted him a bonus, long-term incentive award or equity compensation award. Mr. Cyrus does not have severance or change in control benefits that we provide to our other named executive officers.

In contrast, Mr. Rohling’s compensation arrangements, as described in the 2007 proxy statement, were set out in a written employment agreement and included a base salary as well as the opportunity to earn cash and equity incentive compensation awards. The employment agreement also included severance and change in control benefits. In comparing the compensation arrangements of Mr. Cyrus and Mr. Rohling as a whole, Mr. Rohling’s total compensation package was significantly higher than that for Mr. Cyrus, although Mr. Rohling’s base salary was lower as of January 2008 ($606,375) than that of Mr. Cyrus ($750,000).

In future filings, our compensation discussion and analysis will make clear that Mr. Cyrus’ annual base salary comprises his entire compensation package, that he is not entitled to participate in the Amended EIP and that he has not been granted a bonus, long-term incentive award or equity compensation award.
James R. McGrath . . . page 26

Comment 9:	We note that you have entered into an employment agreement with Mr. McGrath and that Mr. McGrath became a named executive officer on January 29, 2008. Please tell us why you did not file Mr. McGrath’s employment agreement as an exhibit to your 10-Q for the period ended March 31, 2008. Refer to item

Mr. Kevin Woody
Branch Chief
Securities and Exchange Commission
January 22, 2009

601(b)(10)(iii) of Regulation S-K. We understand that Mr. McGrath was not a named executive officer on the date of his employment agreement; however, it appears that you should have filed his employment agreement in connection with naming him as an executive officer.

Response 9:	In the 2007 proxy statement, we described the material terms and conditions of the employment agreement for Mr. McGrath. The employment agreement was inadvertently not filed with our Form 10-Q for the period ended March 31, 2008. We will file Mr. McGrath’s employment agreement with our Form 10-K for the period ended December 31, 2008.
     In addition, pursuant to the Staff’s letter, we hereby acknowledge the following:
•	we are responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please feel free to call the undersigned at (404) 365-4466 with any questions concerning our responses to the Staff’s comments.
Very truly yours,
James A. MacLennan
Chief Financial Officer

cc:	Ms. Jennifer Monick, Securities and Exchange Commission
Ms. Stacie Gorman, Securities and Exchange Commission
Ms. Karen Garnett, Securities and Exchange Commission
Mr. Dan Ellis, Lodgian, Inc.
Mr. Alan J. Prince, King & Spalding LLP